Exhibit 99.1

Theratechnologies Inc.

Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars)

Theratechnologies Inc.

Interim Consolidated Statements of Financial Position

(Unaudited)

(in thousands of Canadian dollars)

	Note	As at August 31, 2014	As at November 30, 2013
		$	$
Assets

Current assets
Cash		2,523	967
Bonds		35	99
Trade and other receivables		76	489
Inventories	8	10,479	10,995
Prepaid expenses		743	404
Derivative financial assets		182	106

		14,038	13,060

Non-current assets
Bonds		3,070	11,287
Property and equipment		239	281
Intangible assets	9	15,487	216

		18,796	11,784

Total assets		32,834	24,844

Liabilities

Current liabilities
Accounts payable and accrued liabilities		5,533	3,371
Current portion of long-term obligation	10	2,989	—
Deferred revenue		3	1,279

		8,525	4,650

Non-current liabilities
Deferred revenue		—	1,492
Long-term obligation	10	12,803	—
Other liabilities		20	174

		12,823	1,666

Total liabilities		21,348	6,316

Equity
Share capital		280,872	280,872
Contributed surplus		8,293	8,232
Deficit		(277,762)	(270,841)
Accumulated other comprehensive income		83	265

		11,486	18,528

Total liabilities and equity		32,834	24,844

Contingent liability	12
Commitments	13

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

(in thousands of Canadian dollars, except per share amounts)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note		2014	2013	2014	2013
			$	$	$	$
Revenue
Sale of goods			—	786	675	2,233
Research services – Up-front payments and initial technology access fees	4		—	463	2,770	1,390
Royalties and licence fees			4	928	624	2,684

			4	2,177	4,069	6,307

Operating expenses
Cost of sales
Cost of goods sold			—	678	600	1,940
Unallocated production costs			212	145	1,251	616

			212	823	1,851	2,556
Research and development expenses, net of tax credits of nil (2013 – $91) for the three-month period and nil (2013 – $147) for the nine-month period			1,036	2,578	4,453	5,824
Selling and market development expenses	5		1,720	59	5,247	190
General and administrative expenses			914	741	3,254	2,614
Restructuring costs			—	—	—	(3,093)

			3,882	4,201	14,805	8,091

Loss from operating activities			(3,878)	(2,024)	(10,736)	(1,784)

Finance income	6		66	107	294	433
Finance costs	6		(574)	(8)	(561)	(79)
Federal investment tax credits	7		—	—	4,110	—

			(508)	99	3,843	354

Loss before income taxes			(4,386)	(1,925)	(6,893)	(1,430)
Income tax expense			(8)	(10)	(28)	(27)

Loss for the period			(4,394)	(1,935)	(6,921)	(1,457)

Other comprehensive loss, net of tax
Items that may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets, net of tax			(27)	(58)	(70)	(97)
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax			(22)	(6)	(112)	(76)

			(49)	(64)	(182)	(173)

Total comprehensive loss for the period			(4,443)	(1,999)	(7,103)	(1,630)

Basic and diluted loss per share	11b	)	(0.07)	(0.03)	(0.11)	(0.02)

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended August 31, 2014 and 2013

(in thousands of Canadian dollars)

			2014
			Share capital				Unrealized gains (losses) on available- for-sale financial assets*
	Note		Number of shares	Amount	Contributed surplus	Deficit		Total
				$	$	$	$	$
Balance as at November 30, 2013			61,010,603	280,872	8,232	(270,841)	265	18,528

Total comprehensive loss for the period
Net loss for the period						(6,921)	—	(6,921)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax						—	(70)	(70)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax						—	(112)	(112)

Total comprehensive loss for the period						(6,921)	(182)	(7,103)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	11a	)	—	—	61	—	—	61

Total contributions by owners			—	—	61	—	—	61

Balance as at August 31, 2014			61,010,603	280,872	8,293	(277,762)	83	11,486

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statement of Changes in Equity, Continued

(Unaudited)

For the nine-month periods ended August 31, 2014 and 2013

(in thousands of Canadian dollars)

			2013
			Share capital				Unrealized gains (losses) on available- for-sale financial assets*
	Note		Number of shares	Amount	Contributed surplus	Deficit		Total
+				$	$	$	$	$
Balance as at November 30, 2012			61,010,603	280,872	8,158	(266,786)	426	22,670

Total comprehensive loss for the period
Net loss for the period						(1,457)	—	(1,457)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax						—	(97)	(97)
Net change in fair value of available-for-sale financial assets transferred to net profit, net of tax						—	(76)	(76)

Total comprehensive loss for the period						(1,457)	(173)	(1,630)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	11a	)	—	—	68	—	—	68

Total contributions by owners			—	—	68	—	—	68

Balance as at August 31, 2013			61,010,603	280,872	8,226	(268,243)	253	21,108

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of Canadian dollars)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note		2014	2013	2014	2013
			$	$	$	$
Cash flows from

Operating activities
Loss for the period			(4,394)	(1,935)	(6,921)	(1,457)
Adjustments for
Depreciation of property and equipment			14	26	42	93
Amortization of intangible assets	9		432	—	576	—
Gain on disposal of property and equipment			—	—	—	(60)
Change in deferred revenue			(3)	(466)	(2,768)	(1,388)
Share-based compensation for stock option plan	11a	)	21	26	61	68
Income tax			8	10	28	27
Writedown of inventories	8		51	184	987	376
Lease inducements and amortization			(138)	(8)	(154)	(34)
Change in fair value of derivative financial assets			(37)	(2)	(95)	7
Change in fair value of liability related to deferred stock unit plan			37	2	99	5
Change in fair value of derivative financial liabilities			—	(15)	—	—
Interest income			(44)	(101)	(182)	(357)
Interest received			67	157	269	596
Accretion expense	6		508	—	678	—
Unrealized foreign currency gain on long-term obligation	6		45	—	(121)	—

			(3,433)	(2,122)	(7,501)	(2,124)

Changes in operating assets and liabilities
Trade and other receivables			72	955	409	442
Tax credits and grants receivable			4,170	471	—	415
Inventories			(396)	1,223	(471)	1,059
Prepaid expenses			161	191	(339)	99
Accounts payable and accrued liabilities			(418)	(100)	2,279	(623)
Provisions			—	(3)	—	(5,608)

			3,589	2,737	1,878	(4,216)

Cash flows from (used in) operating activities			156	615	(5,623)	(6,340)

Investing activities
Acquisition of intangible assets			—	—	(828)	—
Proceeds from sale of property and equipment			—	—	—	60
Proceeds from sale of bonds			2,057	606	7,984	6,442
Prepayment of derivative financial assets			—	—	—	(50)
Proceeds from disposal of derivate financial assets			—	—	23	—

Cash flows from investing activities			2,057	606	7,179	6,452

Net change in cash for the period			2,213	1,221	1,556	112
Cash – Beginning of period			310	403	967	1,512

Cash – End of period			2,523	1,624	2,523	1,624

See note 14 for other information.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

1	The reporting entity and its future operations

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2310 Alfred-Nobel Boulevard, Montréal, Quebec H4S 2B4.

The Company’s ability to generate revenue is currently solely based on the commercialization of EGRIFTATM in the United States.

On December 13, 2013, the Company announced that it had reached an agreement with EMD Serono, Inc. (EMD Serono Termination Agreement) to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTATM in the United States. The closing of the transaction occurred on May 1, 2014. Operations of the Company have significantly changed upon the completion of the EMD Serono transaction which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee (note 10 long-term obligation) will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTATM and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced. The Company ceased manufacturing again and, at that time, there was no inventory of finished goods available. A plan was developed based on temporarily reverting to the initial presentation of EGRIFTATM (1 mg vial), which was supplied without any commercial delays during the first two years of marketing the product. In early September 2014, shipments of EGRIFTATM resumed using the 1 mg presentation. The Company currently has funding to meet its financial obligations while it re-establishes its revenue stream.

If, however, it encounters significant setbacks in relation to projected sales levels and/or manufacturing and supply issues, the Company will require additional funds in the next 12 months in order to meet its obligations and sustain operations. As of the date of these interim consolidated financial statements, there is no new funding agreement in place. These circumstances could result in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. If the going concern assumption were not appropriate for these interim consolidated financial statements, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2	Basis of preparation

Accounting framework

These unaudited interim consolidated financial statements (interim financial statements), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim consolidated financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2013 and the notes thereto. These interim consolidated financial statements have not been reviewed by the Company’s auditors.

These interim consolidated financial statements were authorized for issue by the Company’s Audit Committee on October 7, 2014.

Summary of accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended November 30, 2013.

Intangible assets

Commercialization rights

Commercialization rights acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. They are amortized at fixed rates based on their estimated useful life of 111 months on the straight-line basis.

The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

Financial liabilities

The Company has classified its long-term obligation as other financial liabilities. Financial liabilities are initially recognized on the date on which they originate at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Basis of measurement

The Company’s interim consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

Use of estimates and judgments

The preparation of the Company’s interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim consolidated financial statements are disclosed in note 2 to the annual consolidated financial statements as at November 30, 2013 except:

There are assumptions and estimation uncertainties with respect to the determination of the useful life and the determination of the fair value of the intangible assets (note 9) and the determination of fair value of the long-term obligation (note 10).

Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

3	Recent changes in accounting standards

New standards issued but not yet adopted

IFRS 9, Financial instruments

On July 24, 2014, the IASB issued the final version of IFRS 9, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018; however an entity may elect to apply earlier versions of IFRS 9 if the entity’s relevant date of initial application is before February 1, 2015.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted, the Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

Standards adopted

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated statements of an entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s interim consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s interim consolidated financial statements.

Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits. The adoption of this standard had no impact on the Company’s interim consolidated financial statements.

4	Revenue and deferred revenue

Actelion Pharmaceuticals Canada Inc.

In April 2014, the Company announced that the distribution and licence agreement with Actelion Pharmaceutical Canada Inc. had been terminated by mutual agreement. Consequently, the Company regained all rights under the supply, distribution and licensing agreement entered into in February 2012.

EMD Serono, Inc.

On December 13, 2013, the Company entered into a termination and transfer agreement with EMD Serono, Inc. (EMD Serono Termination Agreement) in order to regain all of the commercialization rights to EGRIFTATM in the United States. The transaction closed on May 1, 2014. The commercialization rights acquired were accounted for as intangible assets.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

As a consequence of the EMD Serono Termination Agreement, the Company will no longer be obligated to develop a new formulation of EGRIFTATM and the related remaining balance in the Company’s deferred revenue account has been included in revenue on the closing date.

5	Selling and market development expenses

		For the three-month periods ended August 31,
	Note	2014	2013
		$	$
Selling and market development expenses		1,288	59
Amortization of intangible assets	9	432	—

		1,720	59

		For the nine-month periods ended August 31,
	Note	2014	2013
		$	$
Selling and market development expenses		4,671	190
Amortization of intangible assets	9	576	—

		5,247	190

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

6	Finance income and finance costs

Recognized in net loss:

	For the three-month periods ended August 31,
	2014	2013
	$	$
Interest income	44	101
Net gain on disposal of available-for-sale financial assets	22	6

Finance income	66	107

Accretion expense (note 10)	(508)	—
Bank charges	(1)	(3)
Net foreign currency loss	(20)	(5)
Unrealized foreign currency loss on long-term obligation	(45)	—

Finance costs	(574)	(8)

Net finance (loss) income recognized in net loss	(508)	99

	For the nine-month periods ended August 31,
	2014	2013
	$	$
Interest income	182	357
Net gain on disposal of available-for-sale financial assets	112	76

Finance income	294	433

Accretion expense (note 10)	(678)	—
Bank charges	(4)	(25)
Net foreign currency gain (loss)	10	(36)
Unrealized foreign currency gain on long-term obligation	121	—
Loss on financial instruments carried at fair value	(10)	(18)

Finance costs	(561)	(79)

Net finance (loss) income recognized in net loss	(267)	354

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

7	Federal investment tax credits

The Company settled a dispute with the Canada Revenue Agency in respect of an investment tax credit refund claim related to its 1994 and 1995 taxation years, resulting in a refund of $4,110 ($1,650 of investment tax credit refund and $2,520 in interest less associated fees). This refund was received on July 3, 2014.

The $1,650 of investment tax credit reduces the unused and unrecorded federal tax credits listed in note 11 to the November 30, 2013 consolidated financial statements.

8	Inventories

	As at August 31, 2014	As at November 30, 2013
	$	$
Raw materials	9,226	9,523
Work in progress	185	205
Finished goods	1,068	1,267

	10,479	10,995

During the nine-month period ended August 31, 2014, the Company recorded an inventory provision of $122 on raw materials (2013 – nil) and of $865 on work in progress (2013 – $376), to write down their value to their estimated net realizable value. The net inventory provision of $987 was recorded in cost of sales as unallocated production costs (2013 – $376).

The writedowns in 2014 and 2013 were due to losses incurred during conversion of raw materials to finished goods and losses associated with changing over from the 2 mg vial to the 1 mg vial of EGRIFTATM.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

9	Intangible assets

Commercialization rights
$
Cost
Balance as at November 30, 2013	216
Additions	15,847

Balance as at August 31, 2014	16,063

Accumulated amortization
Balance as at November 30, 2013	—
Amortization	576

Balance as at August 31, 2014	576

Carrying amounts
November 30, 2013	216
August 31, 2014	15,487

Cost includes the commercialization rights to EGRIFTATM in the United States regained under the terms of the EMD Serono Termination Agreement for an amount of $15,235 (note 10) and related acquisition costs of $828.

The amortization expense is included in selling and market development expenses.

10	Long-term obligation

2014
$
Early Termination Fee	15,792
Current portion	(2,989)

Non-current portion as at August 31, 2014	12,803

Under the terms of the EMD Serono Termination Agreement, the Company agreed to pay an early termination fee of US$20,000 (the Early Termination Fee) evenly over a five-year period starting on the first anniversary of the closing date.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The obligation is initially recognized at fair value, and is considered Level 3 (note 16) in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments, discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%. Effective interest rate of 13.5% is calculated annually and accounted for in accretion of the obligation value.

In order to secure the payment of the Early Termination Fee, the Company agreed to grant EMD Serono a security interest on its present and future, corporeal and incorporeal, movable property related to EGRIFTATM until such time as the amount of US$20,000 has been reimbursed in full to EMD Serono. Thereafter, the Company and EMD Serono agreed to reduce the security interest to all present and future, corporeal and incorporeal, movable property related to EGRIFTATM in the United States only to secure the payment of the Royalties.

In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Company before November 1, 2015, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future Royalties. If such change of control occurs after November 1, 2015, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

Long-term obligation is payable as follows:

	Capital	Accrued interest	Total
	$	$	$
Less than one year	2,309	2,040	4,349
Between one and five years	12,803	4,594	17,397

	15,112	6,634	21,746

11	Share capital

a)	Stock option plan

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at August 31, 2014, 1,477,472 options were available to be granted by the Company (as at August 31, 2013 – 1,441,636).

All options are to be settled by the physical delivery of the shares.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option
		$
Options as at November 30, 2012	1,426,298	4.34

Expired	(15,000)	5.40
Granted	880,000	0.37
Forfeited	(415,461)	5.11

Options as at November 30, 2013	1,875,837	2.30

Granted	125,000	0.50
Forfeited	(138,168)	3.18

Options as at August 31, 2014	1,862,669	2.12

During the nine-month period ended August 31, 2014, $61 (2013 – $68) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the nine-month periods ended August 31,
	2014	2013
Risk-free interest rate	1.97%	1.88%
Expected volatility	82.22%	81.00%
Average option life	7.5 years	8 years
Expected dividends	Nil	Nil
Grant-date share price	$0.39	$0.37
Option exercise price	$0.39	$0.37

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The following table summarizes the weighted average fair value of stock options granted during the nine-month period ended August 31, 2014. No options were granted during the three-month period ended August 31, 2014:

	For the nine-month periods ended August 31,
	2014		2013
	Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value
		$		$
Options granted	125,000	0.36	880,000	0.24

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

b)	Loss per share

For the three- and nine-month periods ended August 31, 2014, basic loss per share was calculated using a weighted average number of common shares outstanding of 61,010,603 (2013 – 61,010,603), calculated as follows:

	For the three-month periods ended August 31,
	2014	2013
Issued common shares as at June 1	61,010,603	61,010,603

Weighted average number of common shares	61,010,603	61,010,603

	For the nine-month periods ended August 31,
	2014	2013
Issued common shares as at December 1	61,010,603	61,010,603

Weighted average number of common shares	61,010,603	61,010,603

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

As at August 31, 2014, 1,862,669 options that may potentially dilute earnings per share in the future were not considered in the computation, since the exercise price of these options was higher than the average market price.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

12	Contingent liability

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that the Company, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against the Company, a director and a former executive officer. On March 20, 2012, the Company filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. The Company’s motion was dismissed by the Court on July 17, 2013. An application for leave to appeal the decision issued by the Court of Appeal was filed in November 2013 with the Supreme Court of Canada. Such application was approved by the Supreme Court of Canada on February 20, 2014 and the hearing has been tentatively scheduled for December 1, 2014.

In addition, 121851 Canada Inc. filed another motion in the Superior Court of Québec, district of Montreal, in May 2013, to institute a class action against the Company, a director and a former executive officer. The second motion is based on the same facts and seeks the same conclusion as the first motion except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). The parties have agreed to stay this motion until a final decision is issued under the first motion.

The Company intends to contest these class actions and considers them to be without merit. The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of all their duties for the Company.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

13	Commitments

a)	Credit facilities

In the second quarter of 2014, the Company terminated its $1,800 revolving credit facility.

b)	Royalties

Under the terms of the EMD Serono Termination Agreement, the Company agreed to pay EMD Serono an increasing royalty (the Royalties) based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

c)	Post-approval commitments

The Company is responsible for all of the costs of the long-term observational safety study evaluating the safety of long-term administration of EGRIFTATM. The total costs of the study are estimated to average $2,600 per year, over a fifteen-year period. From the beginning of the study until August 31, 2014, $2,642 has been spent on this study. The Company is also responsible for the Phase 4 clinical trial to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The trial is estimated to cost approximately $20,000. Expenditures to date amount to $6,713.

d)	Leases

During the third quarter, the Company received a notice of lease termination from its landlord. Consequently, in accordance with the terms of its amended lease agreement, the Company will be relocating in the first quarter of fiscal 2015. While potential new locations have been identified, a new lease has yet to be signed.

As at August 31, 2014, the minimum payments required under the terms of the non-cancellable lease are as follows:

$
Less than one year	34

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

14	Other information

The Company entered into the following transactions which had no impact on the cash flows:

	August 31, 2014	November 30, 2013
	$	$
Additions to intangible assets included in accounts payable and accrued liabilities and long-term obligation	15,235	216
Reimbursement of prepayment of derivative financial assets included in trade and other receivables	—	(4)

15	Financial instruments

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

a)	Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The following are amounts due on the contractual maturities of financial liabilities as at August 31, 2014 and November 30, 2013:

	August 31, 2014
	Carrying amount	Contractual amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,533	5,533	5,533	—	—
Long-term obligation	15,792	21,746	4,349	17,397	—

	21,325	27,279	9,882	17,397	—

	November 30, 2013
	Carrying amount	Contractual amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	3,371	3,371	3,371	—	—

	3,371	3,371	3,371	—	—

c)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily long-term obligation, sale of goods and expenses incurred in US dollars.

From time to time, the Company enters into forward foreign exchange contracts. No forward foreign exchange contract was outstanding on August 31, 2014 or November 30, 2013.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statements of comprehensive loss to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive loss. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar denominated obligations.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

August 31, 2014
US$
Cash	130
Accounts payable and accrued liabilities	(3,402)
Long-term obligation	(14,524)

Total exposure	(17,796)

November 30, 2013
US$
Cash	858
Trade and other receivables	408
Accounts payable and accrued liabilities	(1,356)

Total exposure	(90)

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and long-term obligation bear no interest.

16	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.